Filed by Neuberger Berman Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Neuberger Berman Inc.

Commission File No. 001-15361

Date: September 26, 2003

The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. Neuberger Berman and Lehman Brothers do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman’s stockholders for their consideration. Lehman Brothers has filed a Registration Statement on Form S-4 and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the Registration Statement, including the proxy statement/prospectus included therein, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Stockholders of Neuberger Berman can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Neuberger Berman on July 22, 2003 in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available.

You will be able to obtain a free copy of the Registration Statement on Form S-4, as well as other filings containing information about Neuberger Berman and Lehman Brothers, at the SEC’s Internet site (http://www.sec.gov). When it becomes available, copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the Registration Statement can be obtained, without charge, by directing a request to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 ((212) 476-8125) or to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 ((212) 526-3267).

Neuberger Berman, Lehman Brothers and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, filed on April 16, 2003, for Neuberger Berman’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, filed on February 28, 2003, for Lehman Brothers’ 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available.

This filing relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of July 21, 2003 (the “Merger Agreement”), among Lehman Brothers Holdings Inc., Ruby

Acquisition Company and Neuberger Berman Inc. The Merger Agreement was filed by Neuberger Berman under cover of Form 8-K on July 22, 2003 and is incorporated by reference into this filing.

Included in this filing is a memorandum distributed by Neuberger Berman to all holders of options to purchase Neuberger Berman common stock.

To All Neuberger Berman Option Holders

The following information summarizes the effect of the anticipated merger (the “Merger”) with Lehman Brothers Holdings Inc. (“LEH”) on your Neuberger Berman Inc. (“NEU”) stock options and any exercise of those options both before and after the closing of the Merger:

(1)	If you exercise your vested NEU options before the closing of the Merger using a reload option feature, you will receive reload NEU options as you have in the past, in accordance with the terms of your NEU option grant. Any NEU shares that you receive in connection with a reload exercise will have a two-year transfer restriction, and any shares acquired using a Sell-to-Cover or Buy-&-Hold exercise (without using a reload feature for payment of withholding taxes) will have a one-year transfer restriction. Such restrictions will continue when the shares are converted to LEH common stock at the closing of the Merger.

(2)	If you hold outstanding and unexercised NEU options on the closing of the Merger:

a.	All of your unvested NEU options will become fully vested and immediately exercisable.

b.	All of your outstanding NEU options will be converted into options to purchase shares of LEH common stock (“LEH options”).* LEH options will not have a reload feature, and LEH shares that you acquire upon exercise of LEH options will not be subject to transfer restrictions (other than those relating to insider trading or other similar LEH policies).

c.	On the closing date, you will receive an additional one-time grant of options to purchase LEH common stock (“Bonus Options”), as a result of the elimination of the reload feature.

d.	The Bonus Options will be fully vested and immediately exercisable. The Bonus Options will have an exercise price based on the fair market value of LEH stock on the closing date. The Bonus Options will not have a reload feature.

e.	400,000 LEH shares (the “Bonus Option Pool”) have been set aside in connection with Bonus Option allocations. Your share of the Bonus Option Pool will be based upon the NEU options you held immediately prior to the date LEH and NEU entered into the Agreement and Plan of Merger (the “Merger Agreement”), applying a Black-Scholes methodology.

f.	You will not be eligible to receive Bonus Options with respect to NEU options you exercise, and the Bonus Option Pool will be reduced accordingly. Additionally, you will not receive Bonus Options with respect to options you acquire as a result of a reload exercise or the withholding of shares in connection with the payment of taxes.

g.	Except as described above, the terms and conditions of your new LEH options (including the Bonus Options) will remain the same as your NEU options as in effect immediately before the closing of the Merger.

*	Your NEU options will be converted in accordance with a formula that is based on the exchange ratio used in the Merger to convert outstanding NEU shares into LEH shares (taking into account the cash consideration that NEU shareholders are receiving in the Merger). As a result, the number of LEH shares subject to your LEH options will be different from the number of NEU shares that were subject to your NEU options, and the exercise price of your LEH options will be determined accordingly.

Certain Information

In addition to other matters that you typically consider when you decide whether to exercise your vested NEU options, you should consider the terms of the Merger Agreement, as well as publicly available information about NEU and LEH. Because the closing of the Merger is subject to the satisfaction of a number of conditions, no definitive date for the closing has been determined, and the closing may never occur. Before you make any decision with respect to LEH shares, you should review LEH’s public filings, including LEH’s Registration Statement on Form S-4 relating to the Merger. You can obtain a free copy of the Registration Statement (and any amendments), and other LEH and NEU filings, at the SEC’s website (http://www.sec.gov) or directly from LEH or NEU. Finally, although you have been advised that the trading blackout in effect through the filing of the Registration Statement was lifted and you are currently free to trade NEU shares or exercise NEU options, our standard earnings blackout will go into effect on October 1, 2003. (Consistent with past practice, option exercises using the attestation method will continue to be permissible during this blackout period.) We may otherwise impose a trading blackout at any time we believe the securities laws require.

To summarize, if you choose to exercise any of your vested NEU options before the closing of the Merger:

•	You will be eligible to receive reload NEU options if you exercise using any of the following methodologies: (i) Buy & Hold, if NEU shares are withheld for the withholding taxes; (ii) Sell-to-Cover, if NEU shares are withheld for the withholding taxes; or (iii) the (full) Reload method.

•	Upon any such NEU option exercise, you will receive NEU shares subject to the one- or two-year sale restriction, as applicable. The applicable sale restriction will continue to apply to the LEH shares you receive in exchange for your NEU shares as of the closing of the Merger.

•	As of the closing of the Merger, all of your remaining, unexercised NEU options will be converted to LEH options and will become immediately exercisable.

•	As of the closing of the Merger, the Bonus Option Pool and your share of it will be reduced to account for the NEU options you exercised.

•	You will receive Bonus Options with respect to your NEU options that you held immediately prior to the date LEH and NEU entered into the Merger Agreement that you do not exercise prior to the Merger and that are converted into LEH options as of the closing of the Merger.

•	After the Merger, when you exercise your LEH options (including any Bonus Options), even if you use LEH shares to pay the exercise price, you will not receive reload options.

•	After the Merger, the LEH shares you receive when you exercise your LEH options (including any Bonus Options) will not be subject to any transfer restrictions (other than those relating to insider trading or similar LEH policies).

If you choose not to exercise any of your vested NEU options before the closing:

•	As of the closing of the Merger, all of your outstanding NEU options will be converted into LEH options and will become fully vested and immediately exercisable (to the extent not already vested and exercisable).

•	You will receive your full share of the Bonus Option Pool.

•	After the Merger, when you exercise your LEH options (including Bonus Options), even if you use LEH shares to pay the exercise price, you will no longer receive reload options.

•	After the Merger, the LEH shares you receive when you exercise your LEH options (including Bonus Options) will not be subject to any transfer restrictions (other than those relating to insider trading or similar LEH policies).

Please note: Nothing in this letter is intended to constitute a recommendation or solicitation with respect to the exercise of your NEU options. In making your decision whether or not to exercise your NEU options before the Merger, we recommend that you consult your financial/tax advisor. No assurances can be given (i) if or when conditions to the closing of the Merger will be satisfied or (ii) the advisability of an investment in LEH shares.

If you have any questions, please call Meg Gattuso at                             .